February 14, 2017

Ms. Melissa Raminpour
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2016
Filed August 29, 2016
File No. 001-10275

Dear Ms. Raminpour:

In your letter dated February 7, 2017 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for the Fiscal Year ended June 29, 2016 within ten business days or advise you when we would provide a response.

We follow a prescribed process for all filings and communications with the Securities and Exchange Commission (SEC) including Staff Comment Letter responses to ensure the filings are complete and accurate. This process includes preparation of the response by the Financial Reporting and Legal departments and a thorough review process. All SEC communications are reviewed by the Chief Financial Officer, Chief Legal Officer, KPMG LLP (outside audit firm) and our Audit Committee. Due to scheduling difficulties in completing this process, we would like to request an extension of time to provide a response. Accordingly, we respectfully request an extension until Friday, February 24, 2017 to file our response to the Staff Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please contact me at (972) 770-9391.

Sincerely,

/s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President and
Chief Financial Officer